Exhibit 99.1

Silence Therapeutics Presents New Analysis from SLN360 Phase 1 Single Dose Study in High Lipoprotein(a) at the American Heart Association (AHA) 2022 Annual Meeting

–	Assessment showed participants who received a single dose of SLN360 maintained median reductions over 80% over a five-month period

5 November 2022

Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today presented data from an analysis of its APOLLO phase 1 single dose study of SLN360, an investigational short interfering ribonucleic acid (“siRNA”), in healthy adults with high lipoprotein(a) (“Lp(a)”), a key genetic risk factor for heart disease, at the American Heart Association (“AHA”) 2022 Annual Meeting.

The moderated poster entitled, “Time Averaged Lipoprotein(a) Reduction with SLN360, A Novel SiRNA Targeting Lp(a) in Healthy Adults with Elevated Lp(a),” assessed Lp(a) levels of participants in the APOLLO single dose study during five months of follow up.

In the top two SLN360 single dose groups (300 mg and 600 mg), median time-averaged Lp(a) reductions over 150 days exceeded 80%. At day 365, some participants still exhibited substantial knockdown of Lp(a) to approximately 50% of baseline. Additionally, extension data to day 365 showed no new drug related safety findings in either dose group.

Primary safety, tolerability and Lp(a) lowering effects from the APOLLO single dose study were presented earlier this year and published in the Journal of the American Medical Association (“JAMA”). In the trial, participants who received single doses of SLN360 (300 mg or 600 mg) saw median maximal reductions of 96% and 98% respectively.

High Lp(a) is estimated to affect up to 20% of the world’s population and is a known, independent risk factor for cardiovascular disease. There are no approved medicines that selectively lower Lp(a).

“These findings suggest that SLN360 has the potential to sustain meaningful reductions in Lp(a) levels with infrequent dosing,” said Curtis Rambaran, MD, lead author of the poster and Head of Clinical Science at Silence. “High Lp(a) is a very common, genetically determined risk factor that can lead to premature heart attack, stroke and aortic stenosis. We remain encouraged by the profile SLN360 has shown and look forward to evaluating further in the clinic.”

Silence is evaluating SLN360 in the multiple dose portion of the APOLLO phase 1 study in patients with stable atherosclerotic cardiovascular disease (“ASCVD”) and high Lp(a). The Company plans to initiate the SLN360 phase 2 ASCVD study in the second half of 2022, pending regulatory discussions.

Enquiries:

Silence Therapeutics plc

Gem Hopkins, Head of IR and Corporate Communications

Tel: +1 (646) 637-3208

ir@silence-therapeutics.com

Media Relations

MKC Strategies

Mary Conway

Tel: +1 (516) 606-6545

mconway@mkcstrategies.com

About SLN360

Silence’s wholly owned lead product candidate, SLN360, is a gene ‘silencing’ therapy – one that is designed to temporarily block a specific gene’s message that would otherwise trigger an unwanted effect. In this case, it aims to ‘silence’ LPA, a gene that tells the body to make a specific protein that is only found in Lp(a). By silencing LPA, the levels of Lp(a) are lowered, which in turn is expected to lower the risk of heart diseases, heart attacks and strokes. SLN360 is being studied in the APOLLO clinical trial program. For more information about the APOLLO study, please click here.

About Lipoprotein(a)

Lipoprotein(a), known as Lp(a) for short, is a particle made by the liver, which consists of cholesterol, fats and proteins. Most people have some Lp(a) in their body, but about 1 in 5 people have high levels of Lp(a), because of a specific gene variation in their DNA. Most people are unaware if they have elevated Lp(a). People living with elevated Lp(a) have a higher risk of developing early heart disease, heart attacks and strokes. Most standard cholesterol tests do not currently include screening for Lp(a). Current medicines that are used to lower other lipid levels in the blood do not have a meaningful effect on Lp(a) and are less effective overall in people with high levels of Lp(a).

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address rare hematological diseases. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company's current assumptions, beliefs, expectations, estimates and projections about its industry.  Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company's control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 17, 2022. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.